Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 11

DATED NOVEMBER 13, 2007

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 11 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 10 dated October 24, 2007.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “Suitability Standards,” “Prior Performance of IREIC Affiliates,” “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 11 together with our prospectus dated August 1, 2007 as supplemented by Supplement No. 10.  Unless otherwise defined in this Supplement No. 11, capitalized terms used in this Supplement No. 11 have the same meanings as set forth in the prospectus.

Suitability Standards

The following section replaces in their entirety the third and fourth paragraphs of the “Suitability Standards” section of the prospectus.  The fourth paragraph of the “Suitability Standards” section of the prospectus dated August 1, 2007 is removed in its entirety.

We have established suitability standards for initial stockholders and subsequent purchasers of shares from our stockholders. These suitability standards require that a purchaser of shares have, excluding the value of a purchaser’s home, home furnishings and automobiles, either:

•

minimum net worth of at least $250,000; or

•

minimum annual gross income of at least $70,000 and a minimum net worth of at least $70,000.

Subject to the restrictions imposed by state law, we will sell shares of our common stock only to investors who initially purchase a minimum of 300 shares of common stock at a price of $10.00 per share for a total purchase price of $3,000, or tax-exempt entities which purchase a minimum of 100 shares of common stock at a price of $10.00 per share for a total purchase price of $1,000.  A tax-exempt entity is generally any investor that is exempt from federal income taxation, including:

•

a pension, profit-sharing, retirement, IRA or other employee benefit plan that satisfies the requirements for qualification under Section 401(a), 414(d) or 414(e) of the Internal Revenue Code;

•

a pension, profit-sharing, retirement, IRA or other employee benefit plan that meets the requirements of Section 457 of the Internal Revenue Code;

•

trusts that are otherwise exempt under Section 501(a) of the Internal Revenue Code;

•

a voluntary employees’ beneficiary association under Section 501(c)(9) of the Internal Revenue Code; or

•

an IRA that meets the requirements of Section 408 of the Internal Revenue Code.

The term “plan” includes plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code, governmental or church plans that are exempt from ERISA and Section 4975 of the Internal Revenue Code, but that may be subject to state law requirements, or other employee benefit plans.

Subject to any restrictions imposed by state law, subsequent additional investments by investors will require a minimum investment of ten shares of common stock at a price of $10.00 per share for a total purchase price of $100.

These minimum investment amounts for future purchases do not apply to purchases of shares through our distribution reinvestment plan.

Prior Performance of IREIC Affiliates

Prior Investment Programs

This discussion supplements the discussion contained in the prospectus under the heading “Prior Performance of IREIC Affiliates – Prior Investment Programs,” which begins on page 60 of the prospectus.

On November 1, 2007, a single stockholder filed an action and derivative complaint in the United States District Court for the Northern District of Illinois against, among others, Inland Western Retail Real Estate Trust, Inc., referred to herein as “Inland Western,” our sponsor, The Inland Group, Inc. and Mr. Parks and Ms. Gujral, each of whom serve as our directors, as well as the other directors of Inland Western.  The complaint relates to the proxy statement filed by Inland Western on September 10, 2007, in which Inland Western is seeking stockholder approval of a proposed transaction to acquire its business manager and property managers through a merger.  The action seeks class status on behalf of all Inland Western stockholders entitled to vote at the stockholder meeting.  The complaint alleges, among other things, (i) that the proxy statement contains materially false and misleading information or fails to state material facts, including that Inland Western had overpaid its business manager and that the fees paid to its property managers were not calculated in compliance with the terms of their governing contracts and (ii) that the individual defendants specified in the complaint, including the directors of Inland Western and certain others, breached their fiduciary duties to the class and to Inland Western. The complaint seeks, among other things, unspecified monetary damages and nullification of the proposed Inland Western merger. We have been advised that the defendants named in the lawsuit, including Inland Western, vigorously deny the allegations and have retained counsel.

Business and Policies

Our Assets

Our Joint Ventures

This subsection supplements the discussion contained in the prospectus under the heading “Business and Policies – Our Assets – Our Joint Ventures – Net Lease Strategic Assets Fund L.P.,” as previously described on page 69 of supplement no. 10 to the prospectus.

Net Lease Strategic Assets Fund L.P.  On November 5, 2007, we and The Lexington Master Limited Partnership (“LMLP”) and LMLP GP LLC, each an affiliate of Lexington Realty Trust (NYSE: “LXP”), referred to herein as “Lexington,” agreed to amend certain terms of the joint venture known as Net Lease Strategic Assets Fund L.P.  Under the amended terms of the venture, we initially will contribute approximately $250 million to the venture and LMLP will contribute approximately $3 million for capital expenditures.  As of November 8, 2007, neither we nor LMLP had made any contribution to the venture.  As described in supplement no. 10 to our prospectus, the venture intends to acquire fifty-three primarily single-tenant net leased assets from Lexington and its subsidiaries, referred to herein as the “Initial Properties,” for an aggregate purchase price of $940 million (including the assumption of non-recourse first mortgage financing totaling $450.1 million secured by certain of the assets). The Initial Properties contain an aggregate of more than eight million net rentable square feet, and are located in twenty-eight states.  In lieu of the venture negotiating with third party lenders to borrow or assume additional monies to purchase the Initial Properties, LMLP also will contribute an amount not to exceed $216.2 million toward the acquisition of the Initial Properties in exchange for a preferred equity interest in the venture.  As the Initial Properties are refinanced or sold, the venture will pay LMLP an amount equal to 125% of the preferred equity contribution allocated to that asset until the entire amount allocated to that asset has been repaid, provided that any unpaid portion of our 9% preferred return first is paid to us.  Any portion of LMLP’s preferred equity contribution that remains outstanding after the sale or refinancing of the Initial Properties is required to be repaid on November 5, 2017.

Our investment of $250 million will entitle us to a preferred dividend equal to 9% per annum, paid quarterly.  After we have received our preferred dividend, LMLP will be entitled to receive (1) a 6.5% return on its preferred equity contribution, (2) a 9% return on all other contributions, which for these purposes are equal to its $22.5 million investment plus 15% of the equity value of any asset contributed to the venture and (3) preferred distributions until the point at which the entire amount of its preferred equity is redeemed.  Next, we and LMLP, respectively, will be entitled to receive distributions until the point at which we have received distributions equal to the amount of capital we have invested (excluding, with respect to LMLP, its preferred equity contribution), which will include any acquisition fees that we have paid.  After the capital has been returned, we and LMLP will be entitled to certain incentive distributions.

If the venture does not complete the acquisition of at least thirty-five of the Initial Properties by March 1, 2008, the venture will be dissolved and any properties owned by the venture at that time will be sold, and the proceeds distributed as described above.

Description of Real Estate Assets

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the subheading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.

Cityville Carlisle.  On October 29, 2007, we purchased, through a wholly owned subsidiary formed for this purpose, a 75% interest in a limited partnership known as FW Lemmon, L.P. (“Lemmon”) that owns approximately 2.276 acres of undeveloped land located at the intersection of Lemmon Avenue and Carlisle Street in Dallas, Texas.  Lemmon, itself or through a successor entity, intends to develop this land to construct an apartment complex comprised of 206 one- and two-bedroom units.  The apartment complex also will include approximately 4,500 gross leasable square feet of retail space.  We anticipate that the cost to develop this property will be approximately $31.3 million. The development is expected to begin in May 2008 and be completed in September 2009.

We purchased the Lemmon interests from unaffiliated third parties, FWC Operating GP, LLC and FWC Apartment Development Company, LP, for approximately $4.5 million in cash, and may later borrow monies using our interest in the partnership as collateral.

Bradley Portfolio – Union Venture.  On October 26, 2007, we purchased a fee simple interest in an industrial property known as Bradley-Union Venture, the last remaining property in the Bradley Portfolio, as described in the following table.  We purchased Bradley-Union Venture for $64.8 million, including the assumption of an approximately $38.4 million mortgage loan, as described in additional detail in “– Financing Transactions” below.

Industrial Properties	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied as of 11/01/07	No. of Tenants as of 11/01/07	Total GLA	Mortgage Payable ($)

Bradley-Union Venture –West Chester, Ohio	10/26/07	1999	970,168	100	1	970,168	38,420,642

Significant Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Significant Acquisitions,” which begins on page 159 of the prospectus.

We have identified the following property portfolio as a significant acquisition.

Bradley Portfolio.  Between October 18, 2006 and October 26, 2007, MB REIT purchased from affiliates of Bradley Associates Limited Partnership, each an unaffiliated third party, a portfolio of fee simple interests in thirty-three existing retail, office and industrial properties for approximately $487 million.  MB REIT purchased the properties in this portfolio for cash and may later borrow monies using these properties as collateral.  The following table sets forth certain information, as of November 1, 2007, regarding the location and character of the properties in the Bradley Portfolio:

Property Name	Date Acquired	Year Constructed or Renovated	GLA Occupied	% Occupied	No. of Tenants	Total GLA	Allocated Purchase Price ($)	Mortgage Payable ($)
Retail Properties
Glendale Heights I, II, III –Glendale Heights, Illinois	11/03/06	1987	60,820	100%	3	60,820	9,400,000	4,704,680
Lexington Road –Athens, Georgia	11/08/06	1999	46,000	100%	1	46,000	10,500,000	5,453,805
Newtown –Virginia Beach, Virginia	12/01/06	1997	7,488	100%	1	7,488	1,900,000	967,799
Office Properties
Regional Road –Greensboro, North Carolina	11/07/06	1988	113,526	100%	1	113,526	13,000,000	8,678,875
Commons Drive –Aurora, Illinois	11/13/06	1995	60,000	100%	2	60,000	8,300,000	3,662,584
Santee –Santee, California	11/30/06	2003	76,977	100%	1	76,977	19,000,000	12,022,693
Houston Lakes –Houston, Texas	12/18/06	1993	119,527	100%	1	119,527	17,267,000	8,987,523
Kinross Lakes –Richfield, Ohio	01/10/07	1997	86,000	100%	1	86,000	17,500,000	10,563,142
Denver Highlands –Highlands Ranch, Colorado	01/23/07	1986	85,680	100%	1	85,680	14,600,000	10,500,000
Industrial Properties
Doral –Brookfield, Wisconsin	10/18/06	1991	43,500	100%	1	43,500	2,400,000	1,364,493
500 Hartland –Hartland, Wisconsin	10/19/06	2000	134,210	100%	1	134,210	10,800,000	5,860,131
55th Street –Kenosha, Wisconsin	10/20/06	2001	175,052	100%	1	175,052	13,500,000	7,350,732
Industrial Drive –Horicon, Wisconsin	10/23/06	1996	139,000	100%	1	139,000	7,400,000	3,708,608
Deerpark –Deer Park, Texas	11/09/06	1999	23,218	100%	1	23,218	5,900,000	2,964,819
Kirk Road –St. Charles, Illinois	11/09/06	1995	299,176	100%	1	299,176	14,400,000	7,862,815
Westport –Mechanicsburg, Pennsylvania	11/09/06	1996	178,600	100%	1	178,600	7,900,000	4,028,814
1800 Bruning Drive –Itasca, Illinois	11/17/06	2001	202,000	100%	1	202,000	19,000,000	10,156,344
Baymeadow –Glen Burnie, Maryland	11/29/06	1998	120,000	100%	1	120,000	26,000,000	13,824,427
Clarion –Clarion, Iowa	12/13/06	1997	126,900	100%	1	126,900	5,241,000	3,171,555
Stevenson Road –Ottawa, Illinois	01/12/07	1992	38,285	100%	1	38,285	3,300,000	1,855,615
Faulkner Road –North Little Rock, Arkansas 01/12/07		1995	712,000	100%	1	712,000	45,700,000	25,635,743
Foster Avenue –Wood Dale, Illinois	01/23/07	1987	137,607	100%	1	137,607	9,300,000	4,895,239
Airport Road –Houston, Texas	01/23/07	1999	223,599	100%	1	223,599	13,600,000	6,686,883
Indianhead Road –Mosinee, Wisconsin	01/23/07	1992	193,200	100%	1	193,200	9,400,000	4,548,795
Mt. Zion Road –Lebanon, Indiana	01/24/07	2001	1,091,435	100%	1	1,091,435	47,200,000	25,850,000

US Highway 45 –Libertyville, Illinois	01/30/07	1995	197,100	100%	1	197,100	26,500,000	–
Bradley – Kinston –Kinston, North Carolina	06/13/07	1994/1996	400,000	100%	1	400,000	16,300,000	–
11500 Melrose Avenue –Franklin Park, Illinois	07/26/07	1969/1984	97,766	100%	1	97,766	8,093,000	–
Coloma Road –Coloma, Michigan	08/17/07	1966	423,230	100%	1	423,230	18,798,000	–
Union Venture –West Chester, Ohio	10/26/07	1999	970,168	100%	1	970,168	64,800,000	38,420,642
Total:			6,582,064		33	6,582,064	486,999,000	233,726,756

Potential Acquisitions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Potential Acquisitions,” which begins on page 168 of the prospectus.

Courtyard By Marriott ® – Richmond Airport.  Our wholly owned subsidiary, Inland American Winston Hotels, Inc. (“IAWH”), anticipates acquiring a fee simple interest in the property known as Courtyard By Marriott ®–Richmond Airport, located on Williamsburg Road approximately one half mile from the Richmond Airport in Sandston, Virginia.  The property was built in 1998 and was recently renovated.  The property is a limited service hotel with 137 guest rooms and three suites for a total of 142 rooms.  If IAWH purchases this property, IAWH anticipates that the hotel will be managed by Alliance Hospitality, Inc. once closing has been completed.  We would pay Alliance a property management fee equal to 3% of the hotel’s gross revenue, and would pay our Property Manager a monthly oversight fee of up to 1% of the hotel’s gross revenue.

IAWH anticipates purchasing the fee simple interest in the hotel for approximately $19.4 million in cash, and may later borrow monies using the property as collateral. IAWH funded approximately $500,000 as earnest money on August 28, 2007.

Financing Transactions

The following subsection supplements the discussion contained in the prospectus under the heading “Description of Real Estate Assets – Financing Transactions,” which begins on page 169 of the prospectus.

The following table summarizes, as of the date of this prospectus supplement, the material terms of any outstanding loans that we or our subsidiaries obtained, or assumed at closing, that are secured by first priority mortgages on our properties.

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date

Bradley-Union Venture (1)(2)	10/26/2007	38,420,642	5.54%	02/01/2013

(1)

This loan was assumed at the acquisition of the property.

(2)

This is a fixed rate loan.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 256 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of November 12, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,670	493,078,705	4,202,908,965

Shares sold in the follow-on offering:	39,891,484	398,914,840	41,886,058	357,028,782

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	3,055,489	29,027,147	-	29,027,147

Shares repurchased pursuant to our share repurchase program:	(892,700)	(8,257,475)	-	(8,257,475)

	521,394,026	5,208,221,597	534,964,763	4,673,256,834

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.